

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2008

<u>Via U.S. Mail</u>

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re: Smart Kids Group, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 30, 2008**
> **File No. 333-153294**

Dear Mr. Shergold:

We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness and provides more detail and clarity in regard to your current business, including the types of products and

television series that you currently produce, any existing licensing and development agreements and any intellectual property assets that the company currently owns. General statements that you are a "digital media production company" and about your "programming and merchandising" and "IP assets" do no not convey the kind of specific information required for a public offering document.

2. Please revise your disclosure throughout your filing to eliminate marketing language, including, but not limited to the following examples: "unique and significant," "premier," "enthusiastically sought after," "uniquely viable," "new heights," "large market potential," "designed to break all the rules," "promises to set a new standard" and "tremendous opportunity." We consider marketing language to be inappropriate in a disclosure document.

3. Please revise to provide the basis for the following statements:
   - You believe that you are positioned to become the premier online community and real world supplier of products and services for kids of all ages (page 5);
   - You believe your products will be enthusiastically sought after in the market place (pages 5, 32 and 38);
   - Bert & Claire kiosks will provide a tremendous opportunity to promote and sell Bert & Claire merchandise and add a noticeable and consistent real world presence to everyone's shopping experience (page 34); and
   - You anticipate that executives of the company will participate in industry panels, news interviews and serve as industry related public speakers (page 36).

   Your disclosure should substantiate your claims and not solely describe your aspirations. Revise throughout.

Outside Front Cover Page

4. Please revise to disclose that your common stock is currently quoted on the Pink Sheets and identify the trading symbol. Revise throughout for consistency. Refer to Item 501(b)(4) of Regulation S-K.

Summary, page 5

5. Revise the first paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub and disclose the amount of cash you have as of the most recent date practical. Also revise to disclose that your independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern and to clearly state that the company is a

development stage company. Explain why you think you are emerging from development stage.

6. Based upon your disclosure throughout, your current business appears to consist of broadcasting 54 Be Alert Bert television programs created in 1991 and may also include broadcasting fitness programs created by your CEO. It is not clear, however, how you generate or intend to generate revenues from these programs. Revise your summary and business sections to accurately describe and highlight your current business and revenue sources, if any, and to clearly identify and deemphasize those items that are aspirational in nature only.

7. We note your disclosure in the forth paragraph on page 5 that you have made recent acquisitions in television, video, software development and the Internet. Please revise your disclosure here and throughout your filing to discuss these recent acquisitions, including a description of the types of products and services you acquired and the material terms of the transactions.

License Agreements, page 5

8. Clarify your disclosure to state whether SKIH or you are obligated to pay Mr. Shergold $5,000 per month. Revise the "License Agreements" section on page 32 to clearly identify the intellectual property assets covered by the agreements and discuss their material terms.

Risk Factors, page 9

9. Please remove the reference in your first paragraph that you discuss some, but not all, of the risk factors which could cause actual results to differ materially from the information in the prospectus or from your forward-looking statements or revise to clarify that you have discussed all known material risks.

10. Please add a risk factor discussing the added costs of being a public company.

11. Please create a risk factor discussing how current economic conditions may impact on your commercial success and ability to obtain financing in the future, including a discussion of how tightening credit conditions may affect your ability to obtain credit facilities.

12. Your second risk factor on page 15 repeats the subject matter of the first risk factor on page 16. Revise to combine or delete one.

We Have A Limited Operating History . . . ., page 9

13. We note your statement in this risk factor subcaption that there can be no assurance of your continued commercial success. In light of the fact that you have generated no revenues and have an accumulated deficit of (509,264) to date, please advise us of your commercial success or revise this subcaption.   We also note your disclosure that the size of the company's anticipated increased market share could be significantly smaller than expected. Please revise to disclose the company's current market share and provide an estimate of your anticipated increased market share or delete this statement.

Our History Of Losses Is Expected To Continue . . . ., page 10

14. Please provide an estimate of how long it will take you to become profitable in the distribution of your Edutainment products. Also, please quantify the amount of additional financing you believe you will need to achieve your current strategy.

We Expect Our Operating Expenses To Increase . . . ., page 10

15. Please provide a basis for your statement in the last sentence of this risk factor that your business is rapidly evolving in light of the fact that, to date, you have generated no revenues. Also, please clarify that increased operating expenses and capital expenditures may impact future profit margins but that currently, you have no profit margins.

We Operate In A Highly Competitive Marketplace, page 11

16. Please remove references here, and on page 36, to Disney, Time Warner, Nickelodeon and Viacom, as your business size suggests that you will not compete with these companies in the near term.

17. We note your disclosure in the second to last sentence in this risk factor that many companies represent properties which have been commercially successful for longer periods than your properties. Please revise to clarify which of your properties has been successful, and the length of its success, or delete.

There Exists Uncertainty With Regards To Our Ability To Protect . . . ., page 13

18. We note your disclosure that you sublicense the contents of the website www.smartkidswear.com from SKIH. We were unable to access this website. Please advise or delete this reference.

Forward Looking Statements, page 16

19. Revise to remove the last sentence of this section or clarify your obligation to have accurate disclosure in any registration statement for which you request effectiveness and to provide ongoing disclosure on material changes to your business.

Determination of Offering Price, page 17

20. Revise to discuss more clearly the reasons for your intent to file an Exchange Act registration statement.

Selling Stockholders, page 18

21. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your table is accurate in this regard.

22. Please reconcile your disclosure in the Selling Stockholder table that Mr. Al Hawryluk will own zero shares if he sells 5,290,000 shares in the offering with your disclosure in footnote 4 to the Selling Stockholder table that Mr. Al Hawryluk owns 5,500,000 shares of the company's common stock. Please reconcile your disclosure in this regard for Mr. Sean Slipchuk as well.

Directors, Executive Officers, Promoters and Control Persons, page 24

23. Please significantly revise the description of the business experience of your directors and executive officers to briefly describe their business experience during the past five years, and to omit information which does not strictly relate to business experience. Your disclosure should strictly adhere to the requirements of Item 401(e)(1) and (2) of Regulation S-K and eliminate discussions that do not meet its requirements.

Summary Compensation Table, page 27

24. Clarify how you have incurred $956,439 in compensation expanse and show $0 in compensation to anyone in 2008. Explain also how the $21,069 due to Richard Shergold is not compensation.

Employment Agreements, page 28

25. Please reconcile your disclosures in the second paragraph under this subheading that the company entered into an employment agreement with Mr. Ruppanner

effective December 31, 2005 and you determined that 100% of Mr. Ruppanner's time is spent on software development with your disclosures in Note 6 to Notes to Financial Statements that the company entered into an employment agreement with Mr. Ruppanner effective August 1, 2005 and you determined that 50% of Mr. Ruppanner's time is spent on software development.

26. Explain if true that you have not paid any salaries, despite the requirements of the employment agreements. Explain also why your officers are doing software development and how this fits in with your stated business plans.

Description of Securities, page 29

27. Please revise to correct the number of issued and outstanding shares in the first paragraph under this heading.

Convertible Securities, page 31

28. Please reconcile your statement under this subheading that there are no rights convertible or exchangeable into shares of your common stock with your disclosure on page II-2 that the company entered into stock subscription agreements in 2007 and 2008 which granted investors convertible security rights.

Description of Our Business, page 32

29. Please revise to discuss your future business plans in greater detail. Please provide an anticipated timeline and discuss each step you plan to take toward generating revenues and your anticipated funding source for each step. You should disclose specific cost estimates and financing plans. Your response should address:
   - Any specific steps you have taken to implement your business plans, including contacts you have signed or payments you have made to develop elements of your proposed business, such as your website, proposed retail outlets and branded merchandise;
   - The approximate amount of funds that you will need to raise until you achieve profitability; and
   - Any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

30. Discuss the impact, if any, that child Internet protection laws may have on your business. Add risk factor disclosure if appropriate.

31. We note your disclosure that Mr. Shergold created Full Motion Fitness, 3D

Fitness Trainer and an e-mail and chat program in java. Please revise your disclosure to clarify whether your company currently sublicenses these intellectual property assets from Smart Kids International Holdings, Inc. and, if so, describe how these programs relate to your stated goal of licensing and developing children's education/entertainment products. Revise the Summary and MD&A section for consistency.

Ownership Rights, page 37

32. Please revise your disclosure to describe you intellectual property in greater detail. Also, we note your disclosure in the second risk factor on page 13 that you sublicense Mr. Shergold's film library, internet sites and contents, Be Alert Bert TV series, music CDs and story book. Please revise your disclosure under this heading to provide information relating to your current ownership rights to these products. Clarify whether your ownership rights extend to the Full Motion Fitness exercise program, the 3D Fitness Trainer or the email and chat program developed by Mr. Shergold.

Description of Properties, page 37

33. We note your disclosure that you do not own or lease any real property. Please describe the arrangement under which you are permitted to use your principal executive offices in Alberta, Canada.

Legal Proceedings, page 37

34. We note that your disclosure under this heading repeats the information required by Item 401(f) of Regulation S-K. Please revise your disclosure under this heading to provide the disclosure required by Item 103 of Regulation S-K or advise us why you believe such disclosure is not necessary.

Going Concern, page 39

35. Please revise to clarify that the independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern.

Sufficiency of Cash Flows, page 39

36. Explain how your assets increased in fiscal 2008 as a result of increased software development costs.

37. We note your disclosure in the first sentence that management intends to obtain additional credit facilities. Please advise us of any current credit facilities or

delete the word "additional" from your disclosure.

Liquidity and Capital Resources, page 40

38. Please disclose your monthly "burn rate" and explain where you are receiving the cash for the cash expenditures you are incurring. Also, please disclose the month you will run out of money assuming no change in present trends.

Critical Accounting Policies, page 42

39. We note your disclosure in the last sentence of the fifth paragraph on page 42 that the company does not anticipate adopting FAS No. 161. Please advise us why you believe you do not have to adopt this pronouncement or revise.

Certain Relationships And Related Transactions . . ., page 43

40. Please revise your disclosure in the forth paragraph on page 43 to clarify that Mr. Shergold is the sole stockholder of Smart Kids International Holdings, Inc. and provide the information required by Item 404(d)(1) of Regulation S-K, including the basis on which the individual is a related person and the related person's position or relationship with, or ownership in, the other entity that is a party to, or has an interest in, the related transaction.

Director Independence, page 43

41. Please disclose the applicable definition of independence you used to determine that none of your directors are independent. Refer to Item 407(a) of Regulation S-K.

Financial Information, page 44

42. We note that your audited financial statements are included after the signature page of your Registration Statement. Financial statements should be provided in Part I of your prospectus. Please revise.

Notes to Financial Statements, page F-1

Note 6. Agreements, page F-9

43. Please revise your disclosure under the subheading License Representation Agreement to describe the License Agreement between Mr. Shergold and Smart Kids International Holdings, Inc. and the Sublicense Agreement between the company and Smart Kids International Holdings, Inc. or advise us why you

believe such disclosure is not necessary.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

44. Please revise to provide the aggregate offering price of the securities sold for cash and, as to securities sold otherwise than for cash, disclose the nature and aggregate amount of consideration received by the company. Please also state briefly the facts relied upon to make each of the exemptions from registration available. Refer to Item 701 of Regulation S-K.

Deposits From Stock Subscriptions, page II-2

45. We note your disclosure that the company received $134,600 and $42,500 during the years ended June 30, 2008 and 2007, respectively, from individuals who invested in stock subscription agreements and that these amounts are convertible into common shares of the company in the event the company raises additional capital. Please revise your disclosure here and in the Notes to Financial Statements to provide a more detailed description of this transaction, including the conversion terms of the shares. Also, please revise your Market For Common Equity And Related Stockholder Matters on page 43 to provide the information relating to securities convertible into common equity required by Item 201(a)(2) of Regulation S-K or advise us why you believe such disclosure is not required.

Item 17. Undertakings, page II-3

46. Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Signatures

47. Please have your principal accounting officer sign the registration statement. Also, please use the signature page provided by Form S-1.

Exhibit 5.1

48. Please have counsel confirm that the reference in its opinion to the Florida Business Corporations Act includes the applicable statutory provisions, the rules

and regulations underlying those provisions and the applicable judicial and regulatory determinations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008